UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clean Diesel Technologies, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

18449C 401

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 18449C 401	Page 1 of 6 Pages

(1)	Names of reporting persons John A. Kanis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 3,467 shares
(6) Shared voting power 395,255 shares (a)
(7) Sole dispositive power 3,467 shares
(8) Shared dispositive power 395,255 shares (a)
(9)	Aggregate amount beneficially owned by each reporting person 398,722 shares (a)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.4%
(12)	Type of reporting person (see instructions) IN

(a)	Includes 395,255 shares beneficially owned by Kanis S.A. John A. Kanis is the sole stockholder of Kanis S.A. and controls the voting and investment decisions of Kanis S.A., accordingly, John A. Kanis may be deemed to beneficially own all shares of common stock beneficially owned by Kanis S.A.

SCHEDULE 13G/A

CUSIP No. 18449C 401	Page 2 of 6 Pages

(1)	Names of reporting persons Kanis S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 395,255 shares (a)
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 395,255 shares (a)
(9)	Aggregate amount beneficially owned by each reporting person 395,255 shares (a)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.4%
(12)	Type of reporting person (see instructions) CO

(a)	Includes warrants to acquire 128,707 shares of common stock. Does not include warrants to acquire 25,000 shares of common stock that are not currently exercisable. John A. Kanis is the sole stockholder of Kanis S.A. and controls the voting and investment decisions of Kanis S.A., accordingly, John A. Kanis may be deemed to share beneficial ownership of all shares of common stock beneficially owned by Kanis S.A.

SCHEDULE 13G/A

CUSIP No. 18449C 401	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Clean Diesel Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4567 Telephone Road, Suite 100, Ventura, CA 93003.

Item 2(a).	Name of Person Filing:

John A. Kanis

Kanis S.A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For John A. Kanis: Rue de la Vallee 41, B-1000, Brussels, Belgium

For Kanis S.A.: 82 Z Portland Place, London W1B 1NS, England.

Item 2(c).	Citizenship:

John A. Kanis is a British Citizen.

Kanis S.A. is a British Virgin Islands Corporation

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

18449C 401

Item 3.	Filing Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

SCHEDULE 13G/A

CUSIP No. 18449C 401	Page 4 of 6 Pages

Item 4.	Ownership:

For John A. Kanis:

(a)	Amount beneficially owned: 398,722 (a) shares

(b)	Percent of class: 5.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 3,467

(ii)	Shared power to vote or to direct the vote 395,255 (a)

(iii)	Sole power to dispose or to direct the disposition of 3,467

(iv)	Shared power to dispose or to direct the disposition of 395,255 (a)

(a)	Includes 395,255 shares beneficially owned by Kanis S.A. John A. Kanis is the sole stockholder of Kanis S.A. and controls the voting and investment decisions of Kanis S.A., accordingly, John A. Kanis may be deemed to beneficially own all shares of common stock beneficially owned by Kanis S.A.

For Kanis S.A.:

(a)	Amount beneficially owned: 395,255 (a) shares

(b)	Percent of class: 5.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 395,255 (a)

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 395,255 (a)

(a)	Includes warrants to acquire 128,707 shares of common stock. Does not include warrants to acquire 25,000 shares of common stock that are not currently exercisable. John A. Kanis is the sole stockholder of Kanis S.A. and controls the voting and investment decisions of Kanis S.A., accordingly, John A. Kanis may be deemed to share beneficial ownership of all shares of common stock beneficially owned by Kanis S.A.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

SCHEDULE 13G/A

CUSIP No. 18449C 401	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G/A

CUSIP No. 18449C 401	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 10, 2012	John A. Kanis

/s/ John A. Kanis

Kanis S.A.

	By	/s/ John A. Kanis
Name: John A. Kanis
Title: Sole Stockholder